Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President – Deputy General Counsel
Listing Qualifications

By Electronic Mail

January 13, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 13, 2022, The Nasdaq Stock Market (the "Exchange") received from Oxford Lane Capital Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

5.00% Notes due 2027

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi